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                                                                 EXHIBIT (a)(11)


BRIGGS & STRATTON LOGO                             BRIGGS & STRATTON CORPORATION
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                                                                  April 22, 1997

To Our Shareholders:

     Briggs & Stratton Corporation is offering to purchase up to 5,875,000 shares of its common stock (the "Shares"), or approximately 20% of the currently outstanding Shares, from existing shareholders. The price will not be in excess of $51.00 nor less than $43.00 per Share. Briggs & Stratton is conducting the tender offer through a procedure known as a "Dutch Auction." This allows you to select the price or prices within the specified range at which you are willing to sell your Shares to Briggs & Stratton.

     On April 15, 1997, the last trading day prior to the announcement of the offer, the closing price per share for Briggs & Stratton common stock on the New York Stock Exchange (the "NYSE") was $42.75, and on April 21, 1997, the last trading day prior to the commencement of the offer, the closing price per share on the NYSE was $47.25. Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

     The offer is explained in detail in the Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you desire to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither Briggs & Stratton nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. Briggs & Stratton has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

                                   Sincerely,

        Frederick P. Stratton, Jr.                     John S. Shiely
  Chairman and Chief Executive Officer     President and Chief Operating Officer